

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 9, 2011

Via E-mail
Mr. Hongbo Cao
Chief Executive Officer
BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
5 Heyi Street
Dalian City, 116011 People's Republic of China

> **Re:** **BEFUT International Co., Ltd.**
> **Forms 10-K for the fiscal years ended June 30, 2010 and**
> **June 30, 2009**
> **Forms 10-Q for the periods ended March 31, 2011, December 31, 2010,**
> **September 30, 2010, March 31, 2010, December 31, 2009 and**
> **September 30, 2009**
> **File No. 0-51336**

Dear Mr. Cao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010</u>

Item 15. Exhibits and Financial Statement Schedules
General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. We note your response to comment two from our letter dated May 4, 2011. Notwithstanding the fact that you have no equity investment in Befut Nevada and Befut Hongkong, your

parent-only financial statements should reflect an investment in all entities under your control. Your parent-only financial statements should reflect your controlling share of the net assets of all consolidated businesses and also show your share of their net income. In this regard, the parent-only financial statements should show the same stockholders equity for controlling interests and the same net income attributable to controlling interests as presented in your consolidated financial statements. Please show us how you will revise your proposed parent-only financial statements accordingly.

Consolidated Statements of Operations and Other Comprehensive Income, page F-3

3. We note your response to comment one from our letter dated May 4, 2011. As previously requested, please tell us the nature of the other income (expenses) of $545,008 for fiscal 2010 and ($432,569) for fiscal 2009. To the extent that a portion of these amounts include costs related to the reverse merger, please confirm that your restated financial statements will reflect the reclassification of these amounts to operating expenses, consistent with your revised treatment in the parent-only financial statements.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

Consolidated Financial Statements

Note 11 – Short-Term Bank Loans, page 13

4. Please revise your future filings to clarify the interest rates associated with the loans acquired during fiscal 2011. For example, you disclose that interest on the loan from Harbin Bank is paid monthly at a variable rate equal to 30% per annum above the floating base interest for loans of the same term issued by the PRC central bank. It is unclear what that variable rate equates to as of March 31, 2011. Please make a similar revision to your discussion of the interest rate on your Long-Term Bank Loans on page 14.

Note 22 – Disposal of Subsidiary – Dalian Marine, page 19

5. Please revise your future filings to more clearly indicate the business purpose surrounding the sale of Dalian Marine from both the perspective of the buyer and the seller. It appears that you transferred Dalian Marine's manufacturing activities to the WFOE. Therefore, it is unclear what remaining activities Dalian Marine would be able to undertake for which an investor would pay $2.6 million. Please supplementally quantify and describe to us the nature of any assets, business contracts, intangibles, or other operational items you transferred to Mr. Fansheng Li in connection with the sale. In addition, please address the nature of the recurring operating losses at Dalian Marine Co. in light of the income from operations for the three and nine months ended March 31, 2011 related to discontinued operations.

Nine Months Ended March 31, 2011 Compared with Nine Months Ended March 31, 2010

Selling, General and Administrative Expenses, page 24

6. Please revise your future filings to describe the underlying reasons for the increase in general and administrative expenses during the nine months ended March 31, 2011. Your current discussion provides only a quantification of the change between periods for each subsidiary without providing an explanation for the underlying reasons.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Pamela Long, Assistant Director at (202) 551-3765 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC: Via facsimile to Michael Peng, Esq., Pryor Cashman LLP